EXHIBIT NO. 99.1

Supplemental Segment Information

In thousands	Three Months Ended April 30, 2001	Three Months Ended April 30, 2000	Year Ended April 30, 2001	Year Ended April 30, 2000
Orders Received:				
Sign Making & Specialty Graphics	$ 69,644	$ 72,510	$270,681	$292,891
Apparel & Flexible Materials	42,783	50,580	187,802	215,969
Ophthalmic Lens Processing	23,738	25,190	89,748	96,267
	$136,165	$148,280	$548,231	$605,127

	April 30, 2001	April 30, 2000
Backlog:		
Sign Making & Specialty Graphics	$ 1,420	$ 4,504
Apparel & Flexible Materials	35,564	34,897
Ophthalmic Lens Processing	3,532	5,844
	$ 40,516	$ 45,245